Exhibit 4.1(b): Amendment and Restatement of Section 8 (Assignability) (approved by the stockholders on February 25, 1997):

"ASSIGNABILITY. No Incentive Option shall be assignable or transferable by the optionee except by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code. During the lifetime of the optionee, the Incentive Option shall be exercisable only by the optionee, and no other person shall acquire any rights therein. The Committee in its absolute discretion may permit assignment of the vested portion of any Non-Qualified Stock Option outstanding under the Plan."